UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

WisdomTree Investments, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

97717P104

(CUSIP Number)

GRAHAM TUCKWELL ETFS CAPITAL LIMITED Ordnance House, 31 Pier Road St. Helier, Jersey JE2 4XW	IRSHAD KARIM LION POINT CAPITAL, LP 250 W 55th Street, 33rd Floor New York, New York 10019

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 4, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

ETFS Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

JERSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,250,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4% (2)
14	TYPE OF REPORTING PERSON

OO

(1) Excludes Shares (as defined below) issuable upon conversion of 14,750 shares of Series A Preferred Stock (as defined in Item 3).

(2) The aggregate percentage of Shares reported owned herein is based upon 146,560,232 Shares outstanding, as of April 21, 2022, which is the total number of Shares outstanding as reported in the Issuer’s amended Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 29, 2022.

2

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

GRAHAM TUCKWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

AUSTRALIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,250,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4% (2)
14	TYPE OF REPORTING PERSON

IN

(1) Excludes Shares issuable upon conversion of 14,750 Series A Preferred Stock.

(2) The aggregate percentage of Shares reported owned herein is based upon 146,560,232 Shares outstanding, as of April 21, 2022, which is the total number of Shares outstanding as reported in the Issuer’s amended Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 29, 2022.

3

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

Lion Point Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,521,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,521,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,521,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1% (1)
14	TYPE OF REPORTING PERSON

PN

(1) The aggregate percentage of Shares reported owned herein is based upon 146,560,232 Shares outstanding, as of April 21, 2022, which is the total number of Shares outstanding as reported in the Issuer’s amended Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 29, 2022.

4

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

Lion Point Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,521,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,521,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,521,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1% (1)
14	TYPE OF REPORTING PERSON

OO

(1) The aggregate percentage of Shares reported owned herein is based upon 146,560,232 Shares outstanding, as of April 21, 2022, which is the total number of Shares outstanding as reported in the Issuer’s amended Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 29, 2022.

5

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Sweden and France
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,521,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,521,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,521,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1% (1)
14	TYPE OF REPORTING PERSON

IN

(1) The aggregate percentage of Shares reported owned herein is based upon 146,560,232 Shares outstanding, as of April 21, 2022, which is the total number of Shares outstanding as reported in the Issuer’s amended Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 29, 2022.

6

CUSIP No. 97717P104

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 4, 2022, the Reporting Persons issued a press release and public letter (the “May 4 Letter”) to the Issuer’s Board of Directors (the “Board”) to provide the Issuer’s stockholders transparency on the breakdown of negotiations with the Issuer and announce their intention to file a preliminary proxy statement. In the letter, the Reporting Persons detailed their recent engagement with the Board regarding, among other things, their recent efforts to negotiate a cooperative resolution with the Issuer that the Reporting Persons believe would give the Issuer the opportunity to implement much needed changes without having to engage in a costly, distracting and public proxy contest. Over the past month, the Reporting Persons sought to come to an arrangement that would ensure a review the Issuer’s cost-structure, refocus the Issuer’s spending, add much-needed ETF experience to the Board, terminate the Shareholder Rights Plan adopted on March 14, 2022 and start the process of Board declassification. The Reporting Persons were provided with assurances that the Board was willing to agree to a cooperative framework with such terms and it appeared that an agreement was in substantially final form. However, just hours before the agreement was set to be executed, it was thwarted by Jonathan Steinberg, the Issuer’s CEO, who made it clear that he was determined to preserve the status quo at the Issuer and prevent any meaningful change from occurring. The May 4 Letter further explains that recent actions taken by the Issuer and statements made to the Reporting Persons and other stockholders (both publicly and privately) have confirmed to the Reporting Persons beyond a doubt that even if the Issuer entered into an agreement with the Reporting Persons, it appeared to have no intention of honoring the spirit of any such agreement and was instead looking to silence its largest stakeholders.

The May 4 Letter further details the Reporting Persons’ views that Mr. Steinberg is largely responsible for the Issuer’s underperformance and significant market share loss. In addition, the Reporting Persons believe that the 2022 Annual Meeting can serve as a referendum on Mr. Steinberg’s credibility as CEO, despite him not being up for election as a member of the Board this year. In addition, the letter explains that the Reporting Persons and many other stockholders strongly believe that the Issuer needs a new CEO who is commercial, has clear and proven ETF expertise, and can deliver improved execution under the oversight of a better qualified Board.

The May 4 Letter concludes by stating that the Reporting Persons look forward to sharing their views on the performance of the Issuer and the CEO with the Issuer’s other stockholders, proxy advisory firms, the SEC, independent financial advisors, the Issuer’s vendors and partners, industry media, and investors in the Issuer’s products over the coming weeks through the Reporting Persons’ proxy materials.

The foregoing summary of the May 4 Letter is qualified in its entirety by reference to the full text of the letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Press Release and Public Letter, dated May 4, 2022.

7

CUSIP No. 97717P104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2022

ETFS Capital Limited

By:	/s/ Graham Tuckwell
	Name:	Graham Tuckwell
	Title:	Chairman

/s/ Graham Tuckwell
Graham Tuckwell

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC, its General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

/s/ Didric Cederholm
Didric Cederholm

8